UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2020
Commission File Number 001-35123

Golar LNG Partners LP
(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On August 31, 2020, Golar LNG Partners LP (the “Partnership”) entered into a cooperation agreement (the “Cooperation Agreement”) with Hygo Energy Transition Ltd. (“Hygo”), formerly known as Golar Power Limited, a joint venture between Golar LNG Limited (“Golar”) and Stonepeak Partners, to work together to develop hub-spoke LNG terminal solutions utilizing the Partnership’s available asset portfolio, where technically suitable.
As part of the cooperation agreement, on August 31, 2020 the Partnership, Hygo, Golar, Golar Partners Operating LLC and Golar GP LLC entered into an agreement (the "Termination Agreement") to terminate the existing omnibus agreement entered into in June 2016 among the parties. The Partnership’s conflicts committee approved the entry by the Partnership into the Cooperation Agreement and the Termination Agreement.
The descriptions of the Cooperation Agreement and the Termination Agreement contained herein are summaries and are subject to the terms of the full agreements, which are filed as exhibits to this report on Form 6-K and incorporated by reference into the above discussion.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (333-235614) AND S-8 (333-212485) OF THE REGISTRANT
ITEM 6—EXHIBITS
The following exhibits are filed as part of this Report:

Exhibit
4.1	Cooperation Agreement, dated as of August 31, 2020, by and between the Partnership and Hygo Energy Transition Ltd.
4.2	Termination Agreement, dated as of August 31, 2020, by and among the Partnership, Hygo Energy Transition Ltd., Golar LNG Limited, Golar Partners Operating LLC and Golar GP LLC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
        GOLAR LNG PARTNERS LP
Date: September 8, 2020 By:/s/ Karl Fredrik Staubo
        Karl Fredrik Staubo
        Chief Executive Officer